SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2*)

AMFED FINANCIAL, INC.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

031144 10 8
(CUSIP Number)

Stanley S. Stroup
Executive Vice President and General Counsel
Norwest Corporation
Norwest Center, Sixth and Marquette
Minneapolis, Minnesota 55479-1026
612-667-8858
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 22, 1995
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box *.

Check the following box if a fee is being paid with this statement *
 . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and
(2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP NO.  031144 10 8	SCHEDULE 13D

1       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Norwest Corporation
                Tax Identification No. 41-0449260


2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (See Instructions)                    (a) [ ]
                                               (b) [ ]


3         SEC USE ONLY


4          SOURCE OF FUNDS (See Instructions)

                    WC


5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)       [ ]



6        CITIZENSHIP OR PLACE OF ORGANIZATION

                   Delaware

NUMBER OF            7     SOLE VOTING POWER
                             1,461,798
SHARES
BENEFICIALLY         8     SHARED VOTING POWER

OWNED BY             9     SOLE DISPOSITIVE POWER
EACH                          1,461,798

REPORTING           10     SHARED DISPOSITIVE POWER
PERSON
WITH

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
          PERSON

                       1,461,798


12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES (See Instructions)       [ ]


13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                        20.7%

14        TYPE OF REPORTING PERSON (See Instructions)

                         CO




SCHEDULE 13D
(Amendment No. 2)
relating to the
Common Stock, Par Value $0.01 Per Share, of
AMFED Financial, Inc.

Item 1.	Security and Issuer

	No Change.

Item 2.	Identity and Background

	No Change.

Item 3.	Source and Amount of Funds or Other Consideration

	No Change.

Item 4.	Purpose of Transaction

	No Change.

Item 5.	Interest in Securities of the Issuer

	(a)-(b) Norwest may be deemed to beneficially own a total of 1,461,798 shares of AMFED Common Stock, which shares constitute in the aggregate approximately 20.7% of the shares of AMFED Common Stock, including
1,171,798 shares subject to the Option, that would have been issued and outstanding if the Option had been exercised as of October 10, 1995. If Norwest were to exercise the Option, it would have sole power to vote and, subject to the terms of the Option Agreement, sole power to direct the disposition of, the shares of AMFED Common Stock covered thereby.

	To the best knowledge of Norwest, none of its directors or executive officers beneficially owns any shares of AMFED Common
Stock.

	(c)	Norwest purchased 107,000 shares of AMFED Common Stock since August
16, 1995, the date of the last transaction in AMFED Common Stock
Norwest on Amendment No. 1 to Schedule 13D, filed on August 18, 1995:

                                        Shares             Price
    Date                               Purchased         Per Share
August 17, 1995                          5,000            $29.125

August 23, 1995                          5,000             30.000

August 24, 1995                         10,000             30.000
                                        15,000             30.000
                                        10,000             30.125

August 25, 1995                         10,000             30.125

August 29, 1995                          5,000             30.250
                                         5,000             30.375
                                         5,000             30.375

August 31, 1995                          5,000             30.500
                                         5,000             30.500
                                         5,000             30.500

September 6, 1995                        8,000             31.125
                                         2,000             31.000

September 7, 1995                        5,000             31.000
                                         5,000             31.000
                                         2,000             31.000

     TOTAL                             107,000

All such purchases were effected on the National Market System of NASDAQ. Norwest may purchase additional shares in the future. To the best knowledge of Norwest, none of its directors or executive officers has effected any transaction in shares of AMFED Common Stock during the past 60 days.

	(d)	Not applicable.

	(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With
Respect to Securities of the Issuer

	No Change.

Item 7.	Material to be Filed as Exhibits

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   NORWEST CORPORATION


                                   By: /s/ Laurel A. Holschuh
                                           Laurel A. Holschuh
                                           Senior Vice President
                                             and Secretary

Dated:  October 12, 1995

       Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).